

07005516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46781

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deephaven Market Neutral Trading LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Cheshire Lane, Suite 102
(No. and Street)

Minnetonka	MN	55305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Deborah Roesler (952) 249-5525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 0 2007
WASH DC 202

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

STATEMENT OF FINANCIAL CONDITION

Deephaven Market Neutral Trading LP
December 31, 2006
With Report of Independent Registered Public Accounting Firm

0609-0768269

Deephaven Market Neutral Trading LP

Statement of Financial Condition

December 31, 2006

Contents

0609-0768269

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Partners
Deephaven Market Neutral Trading LP

We have audited the accompanying statement of financial condition of Deephaven Market Neutral Trading LP (the Partnership) as of December 31, 2006. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Deephaven Market Neutral Trading LP at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 21, 2007

Deephaven Market Neutral Trading LP

Statement of Financial Condition

December 31, 2006

Assets	
Due from clearing broker	$ 1,645,578
Other assets	15,000
Total assets	$ 1,660,578
Liabilities and partners' capital	
Securities sold, not yet purchased	$ 21,455
Total liabilities	21,455
Partners' capital:	
General partner	–
Limited partner	1,639,123
Total partners' capital	1,639,123
Total liabilities and partners' capital	$ 1,660,578

See accompanying notes.

Deephaven Market Neutral Trading LP

Notes to Statement of Financial Condition

December 31, 2006

1. Organization of the Partnership

Deephaven Market Neutral Trading LP (the Partnership) was organized as an Illinois limited partnership and commenced operations in March 1994. The Partnership is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange. As of and for the year ended December 31, 2006, Deephaven Domestic Convertible Trading Ltd. (Domestic Convertible), a B.V.I. Company, is the limited partner in the Partnership. The general partner of the Partnership is Deephaven Capital Management LLC (the General Partner).

2. Summary of Significant Accounting Policies

The Fund's statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles and is stated in U.S. dollars. The following is a summary of the significant accounting and reporting policies used in preparing the statement of financial condition.

Securities transactions are recorded on a trade-date basis. Interest is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Securities owned and securities sold, not yet purchased, are valued based on listed market prices or quotations received from broker-dealers or specialists that make markets or are knowledgeable in the referenced security. In the absence of market prices or quotations, or when market prices or quotations are not deemed to be representative of market values, investments are valued at fair value in accordance with guidelines approved by the General Partner. Receivables and payables relating to trades pending settlement are netted in due from clearing broker.

Certain administrative and other fees are paid by Domestic Convertible on behalf of the Partnership.

Federal, state, and local income taxes are not provided by the Partnership because taxable income or loss of the Partnership is includable in the income tax returns of the partners.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

The fair value of the Partnership's assets and liabilities that qualify as financial instruments under Statement of Financial Accounting Standards (SFAS) No. 107, *Disclosures About Fair Value of Financial Instruments*, approximates the carrying amount presented.

3. Limited Partnership Agreement and Related-Party Transactions

Allocation of Gains and Losses

Gains and losses are allocated to the limited partner based upon the Partnership agreement. The General Partner does not receive an allocation of profits or losses. The limited partner is not liable for obligations of the Partnership in excess of its capital contributions and profits, if any.

Agreements With Affiliated Funds

The Partnership may borrow from or make loans to funds managed by the General Partner. The loans are payable on demand, as determined by the General Partner. The loans are unsecured, and interest is charged at market rates. The Partnership did not borrow from or make loans to funds managed by the General Partner during 2006.

4. Agreements With Clearing Broker

The Partnership conducts business with one clearing broker that is a member of the major securities exchanges for its trading activities. The clearing and depository operations of the Partnership's trading activities are performed by this clearing broker pursuant to an agreement. The Partnership monitors the credit standing of this clearing broker and the market value of collateral and requests additional collateral as deemed appropriate.

Substantially all assets and liabilities of the Partnership are positions with and amounts due from this clearing broker.

5. Net Capital Requirements

As a broker-dealer registered with the SEC, the Partnership is subject to the SEC's net capital rule (Rule 15c3-1). The rule requires the maintenance of minimum net capital equal to the greater of $100,000, or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2006, the Partnership had net capital of $1,609,104, which was $1,509,104 in excess of required net capital.

Advances to partners and other equity withdrawals are subject to certain notifications and other provisions of the net capital rules of the SEC and other regulatory bodies.

6. New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. As of December 31, 2006, the General Partner does not believe the adoption of SFAS No. 157 will impact the amounts reported in the statement of financial condition; however, additional disclosures will be required about the inputs used to develop the measurements of fair value.


END